Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

13.11.2009

Recognizing the Outsiders - Vedomosti

The same deal was made with TeliaSonera as with Telenor: joint telecommunications assets merged into a single company

Alfa Group and TeliaSonera merge their telecommunications assets

Alfa Group co-owner Mikhail Fridman's long-time dream of establishing a major Eurasian cellular operator has come true. Alfa has even agreed to establish two such companies – one with Norwegian Telenor and one with Swedish-Finnish TeliaSonera.

Yesterday Altimo, which manages Alfa's telecommunications assets, and TeliaSonera announced they would establish a joint company to which they would contribute their shareholdings in MegaFon and in Turkcell, the largest Turkish cellular operator. The new company will be registered "in a country in the West," listed on the New York Stock Exchange and will hold "the majority of shares" in MegaFon and Turkcell. Most likely, the company will be registered in Bermuda or Luxembourg and headquartered in the Netherlands, said a source close to TeliaSonera. This will allow the company to save on taxes and to improve the quality of its management.

The merger of Altimo's and TeliaSonera's shareholdings in MegaFon would automatically provide control. But the combined company will receive control of Turkcell only if Altimo and TeliaSonera are able to win 13.8% of the company in a court case against the Turkish Cukurova Group. In 2005, the latter promised 53% of the shares of Turkcell Holding (equivalent to 27% of Turkcell) to TeliaSonera but sold a part of that shareholding to Alfa. Now Altimo is requesting from Cukurova the remaining shares, which are pledged as collateral for a $1.7 billion loan. The Turkish group has committed over 15 defaults under the loan agreement, said Altimo CEO Alexey Reznikovich yesterday.

Altimo and TeliaSonera are fighting for the same shares of Turkcell, so they decided to go to court together, TeliaSonera CEO Lars Nyberg told Vedomosti. Settlement of the dispute with Cukurova is "the first and fundamental condition" of establishing the combined company, notes Reznikovich. A Cukurova representative did not comment on the situation.

MegaFon's third co-owner, Alisher Usmanov's AF Telecom Holding, has been also invited to join the partnership. If he accepts the invitation, the interest held by Russian shareholders in the charter capital of the combined company would approximately equal TeliaSonera's share, Reznikovich said; if Usmanov rejects it, the Scandinavians would have an economic advantage, but the parties would have parity on the board of directors. This is the arrangement, stressed Nyberg.

AF Telecom announced yesterday that it had received no specific offers yet, but that it doubted that the merger of Аltimo's and TeliaSonera's assets would help increase MegaFon's capitalization: there is practically no visible financial effect from the merger. "Only a part of the shareholders would benefit from this proposal," the announcement said. AF Telecom is more interested in cooperation with Svyazinvest. Sources told Vedomosti that Usmanov is consulting with the Ministry of Communications about the possibility of exchanging his MegaFon shares for a share in the combined state operating company to be established by Svyazinvest.

Merging MegaFon and Turkcell will give shareholders a liquid asset with a high quality of corporate governance, responds Nyberg. Moreover, Reznikovich believes the company would have good prospects for developing abroad, for example in Africa and the Middle East.

Just a month ago Altimo entered into a similar transaction with Telenor, its partner in VimpelCom (Altimo and Telenor own 44% and 29.9% respectively) and Ukrainian Kyivstar (43.5% and 56.5% respectively).  Altimo and Telenor will contribute their shareholdings in both operators to Vimpelcom Ltd., which has already been registered in Bermuda, provided they receive approval from the regulatory authorities. The agreement was preceded by five years of conflict and legal proceedings between Altimo and Telenor.

Discussions between TeliaSonera and Altimo also took a few years, Nyberg says, and discussions on the current option of an asset merger began approximately a year ago. TeliaSonera made its final decision on the transaction when it learned of Altimo's agreement with Telenor, he says: "This was proof for us that Altimo had decided to put an end to disputes and conflicts and was looking for a productive partnership." The two transactions are not related directly, says Reznikovich, it is just that after five years all parties are tired of the conflicts.

The agreements with Telenor and TeliaSonera were signed after the Russian government asked Alfa to put an end to these conflicts, which were spoiling Russia's image, and to focus on the expansion of Russian business abroad, says a source close to Alfa Group. Reznikovich "knows nothing about the government's possible involvement in the preparation of the transactions," and the Russian Prime Minister's Press Secretary Dmitry Peskov affirmed that the government was not involved in the settlement of Altimo's disputes with Telenor and TeliaSonera.

It will soon become clear whether the government will support the transactions: both VimpelCom and MegaFon are on the strategic assets list, and a transfer of their shares to foreign companies will require approval from the government commission on foreign investments. Reznikovich does not expect any problems: after all, the structure of MegaFon's and VimpelCom's ultimate beneficial owners will not change, and the rights of Russian shareholders "will at the very least not suffer" as a result of the transactions. According to Reznikovich, Altimo has already discussed the transactions with the government and "has not seen any obstacles; on the contrary, there is serious support."

Peskov could not predict the decision of the foreign investments commission.

In summer of 2005, Mikhail Fridman set a goal for Alfa: to establish, with help of Western partners, a Eurasian cellular operator analogous to Vodafone. If the transactions with Telenor and TeliaSonera are completed, there would be even two such operators, Reznikovich stated yesterday. He believes that it would not be possible to take the next step and to merge these companies: Telenor and TeliaSonera are global competitors and would hardly get along with each other within a single company, and the Federal Antimonopoly Service (FАS) would never approve a merger of VimpelCom and MegaFon. Such a merger would create an operator with a market share far beyond what is considered dominant, points out Konstantin Senichkin, a department head at FAS.

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This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.